Exhibit 4(n)

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY  •  {P. O. BOX 10648  •  BIRMINGHAM,  ALABAMA  35202-0648}

WAIVER OF SURRENDER CHARGE ENDORSEMENT

for Terminal Illness or Nursing Home Confinement

We are amending the Contract to which this endorsement is attached by adding the following provisions:

Waiver of Surrender Charge - We will waive any applicable surrender charge if, at any time after the first Contract Year:

(1)                                  you are first diagnosed as having a terminal illness by a physician that is not related to you or the Annuitant; or,

(2)           you enter, for a period of at least ninety (90) days, a facility which is both:

(a)           licensed by the state; and,

(b)           qualified as a skilled nursing home facility under Medicare or Medicaid.

The term “terminal illness” means that you are diagnosed as having a non-correctable medical condition that, with a reasonable degree of medical certainty, will result in your death in less than 12 months. A “physician” is a medical doctor licensed by a state’s Board of Medical Examiners, or similar authority in the United States, acting within the scope of his or her license. You must submit written proof that is satisfactory to us of a terminal illness or nursing home confinement. We reserve the right to require an examination by a physician of our choice at our expense.

Once the waiver of surrender charge has been granted no surrender charge will apply to the Contract in the future and no additional Purchase Payments will be accepted.

If any Owner is not an individual, the Waiver of Surrender Charge provisions apply to the Annuitant.

Signed for the Company and made a part of the Contract as of the Effective Date.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

{Secretary}